April 11, 2012

Via Electronic Mail and Hand Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Attention: Erin Wilson, Esq., Examiner
         Pamela Howell, Esq., Special Counsel
         John Reynolds, Esq., Assistant Director

Re: ZenVault Medical Corporation
     Offering Statement on Form 1-A (File No. 024-10291

Dear Ms. Wilson, Ms. Howell, and Mr. Reynolds:

On behalf of our client, ZenVault Medical Corporation (the "*Company*" or "*ZenVault*"), we furnish herewith the following correspondence in connection with the Company's filing today of Amendment No. 7 (the "*Amendment*") to the Company's Offering Statement on Form 1-A. Set forth below in italics you will find copies of the Staff's comments from its letter of comment dated March 19, 2012 (the "*Comment Letter*"), and information and page references to locations within the Amendment where responsive disclosure can be found.

We have attached to the email which transmits this correspondence (i) a redlined .pdf of the narrative portion of the Amendment for the Staff's convenience, (ii) an acceleration request by which the Company has requested that the qualification of the Form 1-A be accelerated to 4:45 p.m., Eastern Daylight Time, on Monday, April 16, 2012, or as soon thereafter as practicable. We note also that certain calculations requested by the Staff have been appended to this correspondence.

Comment Letter Dated March 19, 2012

Amendment No. 6 to Form 1-A, filed on March 5, 2012

Part I - Notification

Item 4. Jurisdictions in Which the Securities Are to be Offered

1. We reissue comment three of our letter dated February 13, 2012. Please revise to discuss the method by which the securities are being offered in the jurisdictions listed. In this regard, we ask that you address exemption and/or registration with the various states.

Response:

Comment complied with. Please see page 3 of the Notification.

Item 5. Unregistered Securities Issued or Sold Within One Year

2. We note your revised disclosure in response to comment four of our letter dated February 13, 2012. However, we are unable to locate disclosure related to the Series B Preferred Stock mentioned in subsection (c) of this Item and subject to an exemption by Section 4(2) of the Securities Act. Please revise to provide Item 1(a) disclosure for the Series B Preferred Stock issuance or advise.

Response:

The Series B Preferred Stock was issued more than one year before the initial filing of the Form 1-A. However, in order to maintain consistency with the existing disclosure in Item 5 and to ensure that the Staff's comment is addressed, the Company has included the requested information. Please see page 4 of the Notification.

Part II – Offering Circular
The Healthcare Market, page 3

3. *We note your revised disclosure and reissue comment seven of our letter dated February 13, 2012 with respect to the reference to the European Union on page 47. Without additional clarifying disclosure, the company's plans to expand into markets outside the United States are unclear.*

Response:

Comment complied with. The disclosure on page 47 has been removed to maintain consistency with the Staff's prior request for elimination of this disclosure if consistent with the Company's plan of operation. Additional clarifying disclosure also has been added to page 3.

Summary Selected Unaudited Financial Information, page 7

4. *We note your response to our prior comment 22. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise the head note here to clarify how the rescission offer is contemplated in your pro forma balance sheet data presentation.*

Response:

Comment complied with. The disclosure on page 7, as well as the companion disclosure on page 34, has been revised to reflect the fact that the pro forma data assumes acceptance of the rescission offer by all Prior Subscribers, and to clarify the effect if the Prior Subscribers do not accept the Rescission Offer.

Dilution, page 27

5. *We note you have included the amount capitalized related to the PHR Portal software in your calculations of net tangible book value before the offering. Please revise to exclude this intangible asset in your calculations.*

Response:

Comment complied with. The capitalized software has been excluded from the calculations.

6. *Please revise your description of the rescission offer here and in various other places in your offering statement to appropriately describe it as a rescission offer versus a "recession" offer.*

Response:

Comment complied with.

7. *Please provide us with your calculation supporting the $0.03 change to dilution in a minimum offering scenario assuming prior subscribers choose not to accept the rescission offer.*

Response:

Comment complied with. The computation was adjusted to take into account comment 5. Please see attached schedule for computation. Additionally, the language has been changed on page 28 to set forth dilution for the minimum and maximum offering if the rescission offer is not accepted.

Use of Proceeds, page 30

8. We note your revised disclosure in response to comment 12 of our letter dated February 13, 2012. Please clarify the terms of the agreement to defer fees for general corporate work until such time as you have received proceeds sufficient to pay such fees. For instance, clarify whether they have agreed to receive a specific amount based upon the amount of proceeds received. If not, it is unclear why the total amount would not become due once the minimum has been received, since that amount equals the total fees.

Response:

Comment complied with. Please see footnote (2) on page 30.

9. We reissue comment 14 of our letter dated February 13, 2012. The amounts allocated to the line items of the minimum, $1.85 million, and $3 million levels of proceeds are greater than the total gross proceeds. In addition, the listed total gross proceeds for the minimum offering is inconsistent with disclosure throughout the offering circular. Lastly, the first sentence of this statement refers to net proceeds if the maximum is reached of $4.450 million. This amount is incorrect. Please revise.

Response:

Comment complied with The amounts allocated for the minimum offering now correctly total to $250,000. The Company has removed the reference to net proceeds in the first sentence under "Use of Proceeds" and replaced this with a reference to gross proceeds, to make this statement consistent with the tabular presentation including offering costs, which is the presentation the Staff previously requested. The amounts allocated under the gross offerings of $1.85 million and $3.0 million have also been corrected.

10. We reissue comment 16 of our letter dated February 13, 2012. Please tell us how you calculated the amount to be allocated to ZeroNines in the event the offering raises $1.85 million. The disclosure in this section indicates that you are obligated to pay Z9 Services Group 50% of the net proceeds from the offering until the amount is paid in full. However, the amount in the table does not appear to match such calculation. In addition, the disclosure in this section regarding how the amount is calculated is inconsistent with disclosure elsewhere in the offering circular. For example, we direct your attention to the disclosure on page five, which states that "if the minimum proceeds are received in this offering, we will pay $90,000 to Z9, and will increase this payment by $50,000 for each $100,000 in net proceeds we obtain from this offering." Please reconcile the disclosure, as previously requested.

Response:

As disclosed on page 32 in the second full paragraph following the notes to the table, the Company is "obligated to pay Z9 Services Group 50% of the net proceeds we receive from this offering until the cash portion of the Design and Build Contract is paid in full." The cash portion is $620,000, as previously disclosed on pages 6, 18, 44, and 65, and in Exhibit 6.11. Thus, the amount reflected under the column of $1.85 million is correct.

The disclosure on page 5 was and is correct, and does not conflict with the disclosure under the "Use of Proceeds." The Company has added the word "additional" before "each $100,000 in net proceeds" to eliminate any potential for investor misunderstanding. In each instance, however, the disclosure clearly states that the additional amounts will be paid to Z9 "up to the aggregate cash purchase price of $620,000" or "until the aggregate cash purchase price has been received by Z9." Conforming changes have been made to pages 46 and 69.

Capitalization, page 32

11. We reviewed your revised disclosure in response to our prior comment 18. You disclose here and on page 34 that pro forma capitalization would change by an immaterial amount if prior subscribers choose not to accept the rescission offer. Tell us how you determined this change would be immaterial considering approximately $340,000 would be added to your capitalization in each pro forma scenario.

Response:

Comment complied with by modifying the cited disclosure. Please see page 32, as well as conforming changes on pages 7 and 34.

12. *We note your response to our prior comment 21. Tell us why you believe it is appropriate to include 150,000 shares granted to Mr. Claus in the balance of issued and outstanding shares throughout your offering statement if (i) the vesting conditions have not been satisfied and (ii) such shares are not reflected as issued and outstanding in your financial statements. Please advise or revise.*

Response:

Comment complied with. Please see the revised disclosure on pages 30 and 76.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35
ZenVault Events and Milestones, page 36

13. *We note your response to comment 24 of our letter dated February 13, 2012 and we reissue the comment. Please disclose the estimated expenses associated with each milestone. The use of proceeds section generally discusses where the amounts are allocated, but this is different from the milestones, which may include milestones that are not covered by the proceeds.*

Response:

The Company has reviewed the milestone disclosure requirements in Item 4(a) of Offering Circular Model A, (as well as Item 6 of Model B), and is unable to find any requirement for this disclosure. As the Staff has pointed out, the milestones may be different from the use of proceeds. However, in an effort to address the Staff's comment, the requested disclosure has been added on pages 38 and 39, together with footnotes which highlight factors which may affect the amount expended in connection with the achievement of each milestone.

Business, page 41

14. *We note your response to comment 25 of our letter dated February 13, 2012 that the license agreement is included as Exhibit 6.10. The exhibits index in Amendments 4 and 5 listed Exhibit 6.10 as a license agreement between ZeroNines and MDe Solutions. In addition, we reissue comment 27. The current exhibits index lists Exhibit 6.10 as a license agreement between the company and MDe Solutions. However, the agreement actually filed is the reseller distribution agreement and the date of the agreement in the exhibits index differs from the date in the exhibit itself. Please reconcile. Lastly, please be consistent in the references to this exhibit throughout. We note references to both strategic license agreement and reseller distribution agreement, which can create confusion to investors as to whether there are two agreements or only one.*

Response:

The exhibits index in Amendment Nos. 4 and 5 were incorrect in referring to ZeroNines, and the title was corrected on the first page of Part III in Amendment No. 6 filed on March 5, 2012. The title has again been modified in the Amendment to match that in the agreement. However, the Company wishes to note that the title "Reseller Distribution Agreement" does not capture for investors the full effect of the license provisions, which are profiled on page 47 and 48 in the discussion of the MDe agreement. In this regard, the Company has modified any stand-alone references to "strategic license agreement" to eliminate any potential investor confusion. Please see, *e.g.*, pages 2, 16, 20, 36, 47, and 48.

15. *We note your revised disclosure in response to comment 28 of our letter dated February 13, 2012 and we partially reissue the comment. In this regard, we note that prior to August 17, 2010, ZeroNines spent $88,059*

on research and development activities. We further note that since that date, ZeroNines has conducted additional development activities. We again ask you to disclose the amount spent by ZeroNines and/or Z9 for the additional development activities and clarify the amount that you have paid or will pay, if any, for such development.

Response:

Comment complied with. ZeroNines spent an additional $272,661 from August 17, 2010, through October 31, 2011 relating to research and development activities on the portal, which disclosure has been added to the "Research and Development" subsection on page 54. As also disclosed on that page, the Company has not paid any amounts for these costs, as they are included in the contracted price. A total of $247,210 of the portal costs were exchanged for 4,493,198 the Company's Series B Preferred Stock, and the $620,000 payment is contingent upon the funds raised in the offering. No other amounts will be paid for the portal development activities.

Description of Capital Stock, page 72

16. *We partially reissue comment 32 of our letter dated February 13, 2012. Please disclose the different between choosing the cash or the stock in the liquidation event. By this, we mean that a liquidation event appears to be an event that will dissolve or wind up the company. Therefore, if an investor were to choose stock in the liquidation event, given the winding up of the company, the stock would likely ultimately settled in cash. Therefore, in the examples provided, it would appear that the ultimate cash per share to be paid, if any, in a liquidation event, would be a factor in determining whether to choose cash or stock. Please revise to clarify. Similarly, clarify in your discussion of the default choice if an investor does not make an election, whether the amount will be paid in cash or stock.*

Response:

Please see the expanded disclosure on page 78 which clarifies that there are circumstances under which the Company's stock may not ultimately be settled in cash, *e.g*., in a stock for asset sale, a stock exchange, or a merger. The Company has added disclosure to note that stockholders will at the time of such transactions be provided additional disclosure concerning the financial impact of choosing cash or stock to fund the liquidation preference or dividend choice, if the Company has both cash and stock with which to fund the option elected.

17. *Please reconcile the time period that has lapsed in the first example in the table on page 74. The table reflects four years, but the sentence immediately before the table refers to five years.*

Response:

Comment complied with. Please see page 78.

18. *We note your revised disclosure in response to comment 34 of our letter dated February 13, 2012. Please revise the hypothetical illustration for Series B preferred stock and founding stockholders using similar assumptions to those for Series A stock. You may provide a second, separate example, indicating what would happen in the event the company is sold. This would allow an investor to understand and compare the similarities and differences in how the proceeds would be distributed in the same set of facts. In addition, please provide the example similar to that for Series A stock, as the table provided on page 75 is for the class as a whole and offers no specific information for the individual investor.*

Response:

The example on the bottom of page 79, which was included in Amendment No. 6 on page 75, uses similar assumptions to those attributed to the Series A Preferred Stock. In particular, the Staff should note that the example on page 79 describes a hypothetical liquidation preference being paid to the Series A Preferred Stock (line (2)), followed by a hypothetical liquidation preference being paid to the Series B Preferred stockholder (line (4)), and the same liquidation preference being paid to the Founders' Common Stock holders (line (6)). This example allows investors to understand and compare the similarities and differences in an assumed sale of the company. In this regard, please see the introduction to the table on page 79 ("We also assume, for purposes of illustration only, that we are sold in four years for a sale price of $28 million…."). The information pertaining to an individual Series A investor appears in the first narrative paragraph below the table (now on the top of page 80), and appeared on the bottom of page 75 in Amendment No. 6.

<u>Financial Statements</u>

<u>General</u>

19. *We note you have restated your financial statements for the fiscal year ended December 31, 2010. Please clarify why you have marked your financial statements as "reclassified" in addition to restated or revise to remove the reclassification designation.*

<u>Response:</u>

Comment complied with. As discussed in Note 15 to the financial statements, the Series A Preferred Stock subject to the rescission offer was reclassified from permanent equity to temporary equity. Accordingly, in order to be more transparent, the 2010 financial statements were marked as "Reclassified" as well as "Restated."

<u>Notes to the Financial Statements</u>

<u>(10) Stock Option Plan, page F-20</u>

20. *We note you issued 72,000 stock options on a monthly basis throughout the last twelve months at an exercise price of $0.01. Considering you sold Series A Preferred Stock at $0.50 per share through April 2011 and you expect a $0.50 per share price for this offering, please address the following:*
   - *Tell us how you determined the fair value of these options to be $0.10 at each issuance date;*
   - *Tell us if valuations were completed to support such fair value determinations and for which option issuance dates;*
   - *Tell us how you determined a volatility factor of 0% is an appropriate input to your fair value model and how selection of such factor is consistent with FASB ASC 718-10-55-51 to 58;*
   - *Tell us if a lack of marketability discount was used. If so, please provide the amount for each valuation in 2011 and the basis for your determination;*
   - *Tell us about the events and factors that resulted in the increase in your valuation from $0.10 to the disclosed offering price of $.50 and how those factors related to any changes in valuation assumptions.*

<u>Response:</u>

Comment complied with. The Company's board reviewed the fair value of its common stock and related stock options at each issuance date. It was determined, based upon the board's judgment, that the minimum fair value of the Company's common stock would be $0.10. Additionally, the board determined that post-completion of the Series A Preferred Stock offering, the fair value of the Company's common stock should increase and each subsequent issuance of stock options shall be made at the then-current fair value. Since the offering of the Series A Preferred Stock has not been completed (and, in any event, are an entirely different security from the common stock issuable on exercise of options, as discussed further below), and the Series A Preferred Stock previously issued is subject to rescission, the fair value as determined by the Company's board has been stated at $0.10 for each issuance date.

Valuations were not completed to support the fair value determination.

The Company used the guidance under FASB ASC 78-10-55-51 to 58 in determining the volatility factors to utilize in the Black-Sholes calculation. Based upon the Company's research, the board determined it was not practical to reasonably estimate the expected volatility of its common stock price. Additionally, the Company determined there is insufficient historical information concerning past volatility.

In order to exercise reasonable due diligence, the Company chose to run various fair value models utilizing varying degrees of volatility.

The Black-Sholes model was utilized in calculating the fair value of the Company's incentive stock options relating to its common stock. In calculating the fair value, various models were developed estimating volatility ranging from 0% - 40% while maintaining all other relevant factors constant. Regardless of the level of volatility utilized, the resulting fair value calculation remained unchanged at $0.091. (See example attached.) It appears that utilizing various ranges of volatility would have no effect of the calculated fair value. However, since the board determined the minimum fair value to be $0.10, such amount was utilized for each issuance date.

Since the results of the fair value calculation did not change utilizing volatility factors ranging from 0% - 40%, it was determined the footnote disclosures would reflect a zero percent value. The Company believes there is no reasonable support to disclose any other percentage.

A discount for lack of marketability was not utilized.

The stock option plan provides for issuance of common stock on exercise of granted options. The common stock is an entirely different class of securities from the Series A Preferred Stock which is being sold in the offering. The Company is not contemplating an offering of its common stock.

The Series A Preferred Stock ranks senior to the Series B Preferred Stock, the Founders' Common Stock, and the common stock with respect to distributions upon the Company's liquidation, dissolution or winding up, whether voluntary or involuntary. Likewise, the Series B Preferred Stock ranks senior to the Founders' Common Stock and the common stock with respect to such distributions. Holders of the Series A Preferred Stock will receive a choice between a 50% liquidation premium or a 10% annual dividend on occurrence of a liquidation event, as will the holder of the Series B Preferred Stock. The holders of the Series A Preferred Stock also rank senior to the Series B Preferred Stock, Founders' Common Stock, and common stock if a liquidation event occurs in which the value received is less than the amount invested, in which case the Series A Preferred Stock would receive first priority on distributable assets. Unlike the Series A Preferred Stock being sold in the offering, common stock issued on exercise of options does not have any liquidation preferences nor any dividend rights, and ranks three levels below the seniority assigned to the Series A Preferred Stock. Furthermore, the common stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.

Accordingly, based upon these factors and giving recognition to the very significant differences between the Series A Preferred Stock and the common stock, the Company's board determined the fair value of its common stock prior to the completion of its Series A Preferred Stock offering to be $0.10 on each issuance date.

Exhibits

21. We reissue comment 42 of our letter dated February 13, 2012. Revise your legality opinion to indicate that opinion opines upon Colorado law or revise to clarify that you are opining under the Colorado Business Corporation Act including the statutory provisions, all applicable provisions of the Colorado Constitution and reported judicial decisions interpreting those laws. In addition, please file the executed legality opinion rather than the form of the opinion, as referenced in the exhibits index.

Response:

Comment complied with. Please see the new language in the executed legal opinion filed as Exhibit 11.1 hereto.

22. We reissue comment 43 of our letter dated February 13, 2012. We note that you will inform us of whether the Proposed Ad Slick 2010 has been used by the company when you determine whether or not it has.

Response:

The Company responded to this comment by letter to the Staff dated February 13, 2012, which letter was emailed to Ms. Wilson and Ms. Howell on that date at 1:02 p.m. EST.

23. Please remove the representation from page 14 of the subscription agreement that "the undersigned has received satisfactory answers to all such questions to the extent deemed appropriate in order to evaluate the merits and risks of an investment in the Shares."

Response:

Comment complied with.

24. We reissue comment 46 of our letter dated February 13, 2012. Exhibit 6.7 (now Exhibit 6.12), as filed with Amendment 3, was entered into on December 15, 2010. However, the exhibits index with the latest amendment lists Exhibit 6.12 as having been entered into on August 30, 2011. In addition, the definition of "Offering" included in Exhibit 6.7, as filed, means the 500,000 share minimum and 9.2 million share maximum. This does not reflect the initial plan of the company when it filed the Form 1-A, and instead reflects the reduction in the offering due to the rescission offer. Hence, it appears that the original agreement dated December 15, 2010 was amendment and revised. Please file the original agreement and file any amendments to the agreement separately, or advise.

Response:

The exhibit index for Amendment No. 3 to the Form 1-A indicated that Exhibit 6.7 was the Asset Purchase, License and Revenue Participation Agreement dated August 30, 2011. That date is the date upon which the Asset Purchase, License and Revenue Participation Agreement was signed. We have changed the language in the exhibit index to indicate that is the date this agreement was signed. This is the reason that the definition of "Offering" reflected information following the initial filing of the Form 1-A. As the agreement was signed on August 30, 2011, it properly reflects information then available to the Company.

25. We reissue comment 47 of our letter dated February 13, 2012. Please file the executed Exhibit 3.4.

Response:

Comment complied with. A fully-executed copy of Exhibit 3.4 is filed herewith.

26. We partially reissue comment 48 of our letter dated February 13, 2012. We note that Exhibit 6.11 is missing a number of pages in comparison to the prior filing. In addition, we are unable to locate the ZenVault Executive Summary. Lastly, please clearly label the exhibits to Exhibit 6.11.

Response:

Comment complied with. Exhibit 6.11 has been refiled with the Amendment, with the exhibits labeled and attached. Please note that the executive summary, Exhibit A, was originally filed as attachment 1 to the Support Documentation filed with the original Form 1-A in February 2011. However, in accordance with the Staff's request, it is refiled here.

<center>*****</center>

If the Staff has any questions, you may reach the undersigned at (303) 667-7193. You may also reach Mr. Botdorf at (303) 814-8121.

Sincerely,

RICHARDSON & PATEL, LLP

By: /s/ Robert W. Walter
    Robert W. Walter, Esq.

cc: John C. Botdorf, *ZenVault Medical Corporation*
     Alan S. Gin, *ZenVault Medical Corporation*

ZenVault Medical Corporation
Attachment to Comment 7.
Calculation in change in dilution in a minimum and maximum offering scenerio if rescession is not accepted

	Miniumum	Maximum
Gross proceeds, offering	250,000.00	4,600,000.00
Less: Offering costs payable after offering	(75,000.00)	(175,000.00)
Add: Cash in bank	827.00	827.00
Add: Cash in escrow	341,000.00	341,000.00
Less: payables still owed on offering costs	(32,300.00)	
Net Tangible Book Value	484,527.00	4,766,827.00
Shares	1,500,000.00	27,600,000.00
Pro forma, as adjusted, net tangible book value per share after offering	0.32	0.17
Offering per Share	0.50	0.50
Pro Forma net tangible book value per share as of 12/31/11	(0.01)	(0.01)
Increase per share attributable to new investors	0.31	0.16
Pro Forma, as adjusted, net tangible book value per share immediately after offering	0.32	0.17
Dilution in pro forma net tangible book value per share to new investors, assuming sale of minimum shares offered.	0.18	0.33

OPTIONS XL: Black-Scholes

Model	Black-Scholes American
Type of Option	Call
Underlying Price	0.10
Exercise Price	0.01
Value Date	01/01/2011
Early Exercise Date	01/01/2011
Expiration Date	01/01/2016
Volatility	0.00%
Market Option Price	0.00
Dividend Amount	0.00
Ex-Dividend Date	04/01/2011
Dividend Frequency	0

Interest Rate	2.01%
	Continuous
Yield Rate	0.00%
	Continuous

Standard Eurodollar French

Theoretical Value	0.091
Delta	1.000
Gamma	0.000
Theta	0.000
Vega	0.000
Implied Volatility	MarketOptionPri
Intrinsic Value	0.090
Delta (100s)	100.000
Lambda	1.099
Theta (7 Days)	0.000
Rho	0.000
Psi	-0.005
Strike Sensitivity	-0.904

© Montgomery Investment Technology, Inc. 3/23/2012 Technical Support: (610) 688-2508

OPTIONS XL: Black-Scholes

Model	Black-Scholes American
Type of Option	Call
Underlying Price	0.10
Exercise Price	0.01
Value Date	01/01/2011
Early Exercise Date	01/01/2011
Expiration Date	01/01/2016
Volatility	20.00%
Market Option Price	0.00
Dividend Amount	0.00
Ex-Dividend Date	04/01/2011
Dividend Frequency	0

Interest Rate	
2.01%	
Continuous	

Yield Rate	
0.00%	
Continuous	

○ Standard   ○ Eurodollar   ○ French

Theoretical Value	0.091
Delta	1.000
Gamma	0.000
Theta	0.000
Vega	0.000
Implied Volatility	MarketOptionPri
Intrinsic Value	0.090
Delta (100s)	100.000
Lambda	1.099
Theta (7 Days)	0.000
Rho	0.000
Psi	-0.005
Strike Sensitivity	-0.904

3/23/2012

Technical Support: (610) 688-2508

OPTIONS XL: Black-Scholes

Model	Black-Scholes American
Type of Option	Call
Underlying Price	0.10
Exercise Price	0.01
Value Date	01/01/2011
Early Exercise Date	01/01/2011
Expiration Date	01/01/2016
Volatility	40.00%
Market Option Price	0.00
Dividend Amount	0.00
Ex-Dividend Date	04/07/2012
Dividend Frequency	0

Interest Rate

2.01%

Continuous

Yield Rate

0.00%

Continuous

Standard / Eurodollar / French

Theoretical Value	0.091
Delta	0.999
Gamma	0.033
Theta	0.000
Vega	0.000
Implied Volatility	MarketOptionPri
Intrinsic Value	0.090
Delta (100s)	99.914
Lambda	1.098
Theta (7 Days)	0.000
Rho	0.000
Psi	-0.005
Strike Sensitivity	-0.893

© Montgomery Investment Technology, Inc. 3/23/2012 Technical Support: (610) 688-2508